
07005166


SEC MAIL
RECEIVED
PROCESSING
MAR 26 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABD Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Walnut Street
(No. and Street)

Redwood City, CA 94063
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey (650) 839-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Financial Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


ESTELLA BENTSEN
Commission # 1496975
Notary Public - California
Los Angeles County
My Comm. Expires Jun 27, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS


SEC MAIL
RECEIVED
PROCESSING
MAR 26 2007
WASH., D.C.
186
SECTION

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2006

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Contents
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
ABD Financial Services, Inc. (a wholly owned
Subsidiary of ABD Insurance and Financial
Services, Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of ABD Financial Services, Inc. (the company) at December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 19, 2007

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 875,413
Certificate of deposit	511,274
Commissions receivable	250,569
Accounts receivable - fees	2,500
Interest receivable	2,237
Fixed assets, net of accumulated depreciation	8,367
NASDAQ Stock, at fair market value	9,237
Other assets	8,869
Total assets	$ 1,668,465
Liabilities and Shareholder's Equity	
Liabilities	
Payable to Parent	$ 233,343
Accrued payables	140,055
Total liabilities	373,397
Commitments and contingent liabilities (Note 7)	
Shareholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Paid-in capital	1,021,844
Retained earnings	273,223
Total shareholder's equity	1,295,068
Total liabilities and shareholder's equity	$ 1,668,465

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Operations

Year Ended December 31, 2006

Revenues	
Commissions and fees	$ 2,674,055
Unrealized gain	1,121
Interest income	16,678
Total revenues	2,691,855
Expenses	
Employee compensation and benefits	1,365,414
Parent company allocated charges	412,577
Professional fees	67,354
Occupancy	157,652
Travel, entertainment and auto	70,632
Telephone, postage and supplies	40,887
Insurance	57,311
Dues, subscriptions, contributions, licenses	37,323
Advertising and promotion	17,968
Recruiting	110
Depreciation	3,356
Other expenses	39,822
Total expenses	2,270,406
Net income before income taxes	421,449
Income tax expense	171,724
Net income	$ 249,725

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2006

	Common Stock		Paid-in	Surplus/	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2005	100	$ 1	$ 621,844	$ 23,498	$ 645,343
Net income				249,725	249,725
Capital contributions			400,000		400,000
Balance at December 31, 2006	100	$ 1	$ 1,021,844	$ 273,223	$ 1,295,068

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities		
Net income	$	249,725
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,356
Unrealized gain on NASDAQ stock		(1,121)
Changes in operating assets and liabilities		
Increase in commissions receivable		(55,545)
Decrease in accounts receivable		7,125
Decrease in interest receivable		1,896
Conversion of NASDAQ warrants to stock		(4,816)
Decrease in other assets		2,111
Decrease in producer commission payable		(39,962)
Decrease in payable to Parent		(52,474)
Decrease in accrued payables		(77,632)
Net cash used in operating activities		32,663
Cash flows from investing activities		
Maturity of certificates of deposit		706,183
Purchase of certificates of deposit		(911,274)
Purchase of Fixed Assets		(5,860)
Net cash used in investing activities		(210,951)
Cash flows from financing activities		
Capital contribution from parent		400,000
Net cash provided by financing activities		400,000
Net increase in cash and cash equivalents		221,712
Cash and cash equivalents, beginning of period		653,701
Cash and cash equivalents, end of period	$	875,413
Supplemental disclosures of cash flow information		
Cash paid during the period for income taxes	$	132,610

The accompanying notes are an integral part of these financial statements.

1. Organization of the Company

ABD Financial Services, Inc. (the "Company") is a Colorado corporation. The Company is wholly-owned by ABD Insurance and Financial Services ("Parent") which is wholly owned by Greater Bay Bancorp ("GBB"). The company is a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company acts as a retirement consultant for corporate 401(k) plans.

2. Summary of Significant Accounting Policies

Generally Accepted Accounting Policies
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments
The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, certificate of deposit, receivables and payables) approximate fair value at December 31, 2006. Marketable securities which consisted of NASDAQ stock are valued at quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The Company does not enter into forwards, swaps, futures or other derivative product transactions.

Revenue Recognition/Commissions and Fees Receivable
Commissions and related clearing expenses are recorded as earned.

Producer Commission
Producer commission payables are recorded when commissions receivable are earned.

Fixed Assets
Fixed assets represents equipment (which includes computer hardware, software, and other equipment) which is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3 to 7 years) of the respective assets.

Income Taxes
The Company is included in the consolidated federal and state income tax return filed by GBB. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from GBB through the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Although the Company is incorporated in the State of Colorado, there is no Colorado state income tax liability as all the corporate revenue is earned in the state of California and

subject to California taxable income. For California state income tax purposes, taxable income is taxed at 8.84% with an $800 minimum tax.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate in indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,230,601 which was $1,205,708 in excess of its required net capital of $24,893. The Company's ratio of aggregate indebtedness to net capital was 3.3 to 1.

The Company's Parent Company made an additional capital contribution on December 29, 2006 of $400,000.

4. Related Party Transactions

The Parent provides various business services to the Company including the use of office space, supplies, equipment, management time, etc. The Parent allocates common expenses to the Company based on revenues or headcount, as appropriate, in a manner consistent with all operating units of the Parent. Accordingly, the Parent allocated to the Company $412,577 in parent company allocated charges and $208,162 in occupancy, telephone, postage, supplies and computer network expenses for the year ended December 31, 2006.

5. Risks and Uncertainties

The Company is engaged in brokerage activities with counterparties which primarily consist of corporations, banks and financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2006

Furniture and fixtures	$ 4,475
Equipment	4,488
Computer equipment	9,013
Accumulated depreciation	(9,609)
Fixed assets, net	$ 8,367

7. Commitments and Contingencies

In the ordinary course of business there are various assertions, claims and legal proceedings incidental to the securities business. Management after consultation with legal counsel believes that the resolution of these proceedings will not result in a material adverse effect on the financial position or results of operations of the Company.

8. Income Taxes

The Company is included in the consolidated federal and state return filed by GBB. Federal and state income taxes are calculated as if the Company filed a separate federal and state income tax return.

The total income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, is as follows:

	Current
Federal	$ 134,468
State	37,256
	$ 171,724

The Company has no items which give rise to significant temporary differences.

A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the twelve months ended December 31, 2006 is shown as follows:

Statutory federal tax rate	35.00%
California franchise tax expenses, net of federal benefit	5.75%
Effective income tax rate	40.75%

Supplemental Schedules

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006 **Schedule I**

Net capital	
Shareholders' equity (from statement of financial condition)	$ 1,295,068
Less non-allowable assets	
Commissions receivable	40,182
Accounts receivable - fees	2,500
Interest receivable	2,237
Fixed assets	8,367
Other assets	7,878
Total non-allowable assets	61,164
Hair cut on securities	(3,303)
Net capital	$ 1,230,601
Aggregate indebtedness	
Total liabilities (from statement of financial condition)	$ 373,397
Computation of net capital requirements:	
Net capital requirements (6.66% of aggregate indebtedness)	$ 24,893 (A)
Minimum dollar net capital requirement	$ 5,000 (B)
Net capital requirement (greater of (A) or (B))	$ 24,893
Excess net capital (net capital, less net capital requirement)	$ 1,205,708
Ratio: Aggregate indebtedness to net capital	3.30

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2006 FOCUS Report, as amended.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006 **Schedule II**

The Company claims exemption from the requirements of Rule 15c3-3 under subparagraph (k)(1) of the rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
ABD Financial Services, Inc. (a wholly owned
Subsidiary of ABD Insurance and Financial
Services, Inc.)

In planning and performing our audit of the financial statements of ABD Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

PRICEWATERHOUSECOOPERS

permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 19, 2007

END